EightyTwenty Real Estate Holdings, LLC



ANNUAL REPORT

PO Box 2410

Rockwall, TX 75087

(512) 484-1127

https://www.hgsplyco.com/

This Annual Report is dated April 18, 2025.

BUSINESS

Company Overview

HG Sply Co. - Rockwall, part of the UNCO family of brands, is a restaurant concept dedicated to health-conscious dining with an emphasis on wholesome food, camaraderie, and vibrant community experiences. Founded in 2013, HG Sply Co. has established itself as a trusted destination for nutritious, flavorful meals and sessionable beverages, tailored to meet a variety of dietary preferences. Currently operating four proven locations in the Dallas-Fort Worth (DFW) area, HG Sply Co. continues to innovate with initiatives like macro-friendly plates and clean ingredient standards, solidifying its role as a pioneer in health-forward dining.

Corporate Structure Disclosure

EightyTwenty Real Estate Holdings, LLC is a real estate holding company established to own the property for one location of the HG SPLY CO. restaurant brand. The funds raised in this offering will be used to support the development and opening of a new HG SPLY CO. location in Rockwall, TX. While HG SPLY CO. is part of UNCO, which owns and operates six restaurant brands, there is no guarantee that UNCO or any affiliated entities will provide financial or operational support to EightyTwenty Real Estate Holdings, LLC. This offering is solely for investing in a future planned HG SPLY CO. location in Rockwall, TX. While the offering materials may reference the HG SPLY CO. brand, its parent company UNCO, and its five other restaurant brands, these references are for context only, and investors should understand that this investment is limited to a single new location and does not include ownership or interest in any other locations, brands, or entities.

Business Model

HG Sply Co. - Rockwall combines a vertically integrated restaurant and real estate ownership model, supporting profitability through operational efficiency and prime market placement. The model is complemented by a crowdfunding approach, engaging community investors who benefit from revenue-sharing notes and loyalty perks. This structure not only secures financing but also fosters a loyal customer base.

Intellectual Property

HG Sply Co.'s intellectual property revolves around its proprietary menu designs, unique branding, and specialized operational practices. Emphasizing macro-friendly food options, seed oil-free cooking, and low-alcohol beverages, HG

Sply Co. delivers a distinct customer experience that meets modern health trends. Additionally, the brand's visual identity, marketing strategies, and community engagement initiatives form the core of its intellectual property, protecting its competitive edge in the growing health-conscious dining market.

The Company licenses the intellectual property rights in connection with the HG Sply Co. brand name from an affiliated company, which has a different ownership structure than the Company, which may present certain conflicts of interest. The Company does not have an ownership interest in the HG Sply Co. intellectual property. The Company's intellectual property is material to conducting business.

Previous Offerings

Name: Membership Units

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 6,000,000

Use of proceeds: Issuance of founder's shares to the parent company.

Date: January 27, 2025

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

How long can the business operate without revenue:

We are capitalizing the business with this Offering and a future construction loan to allow us to develop over 18 months. After development, the business will need to generate revenue to continue operations.

Foreseeable major expenses based on projections:

We believe the major expenses will be construction expenses to build the HG Sply Co. - Rockwall restaurant from the ground-up. FF&E purchases to finish-out the restaurant will also be a major expense. We have estimated that hard costs of construction over the next 12 months will be $4,500,000.

Future operational challenges:

The Company's dependence on development exposes the Company to construction timing, budgeting, and other risks related to new project development. Once the restaurant is built and open to the public, the Company will face challenges typical to restaurants, including alcohol legal risks, supply and delivery cost risks, labor supply risks, and personnel risks.

Future challenges related to capital resources:

Operational cash flow may be inadequate, necessitating capital-raising efforts, which may not always succeed or may only be possible under unfavorable terms, limiting growth and operational initiatives. If we decide to issue additional equity securities, it is possible that their issuance will result in dilution of the interests of its existing shareholders or that future interests will have greater rights, an increase in indebtedness to the detriment of existing lenders or other effects on the issued and outstanding securities of such issuer.

Future milestones and events:

The most important milestone is the date the HG Sply Co. - Rockwall opens for business to the public, which will depend on a variety of factors, especially the construction process.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $76.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Mortgage payable

Amount Owed: $8,500,000.00

Interest Rate: 0.5%

On September 19, 2024, the Company refinanced its existing debt. The new loan amount is $2,373,000, structured with a 24-month term and requiring interest-only payments. The interest rate is based on the WSJ Prime Rate plus 0.50%. This refinancing also includes the debt of an affiliated entity that owns vacant land. As part of the lender's requirements, the Company, the owner of the other property, and certain other affiliates are co-borrowers on this loan. Internally, the Company is responsible for approximately 32% of the debt service payments, equating to about $5,200 per month based on current interest rates. Additionally, on September 19, 2024, the Company became a co-borrower on another loan amounting to $6,127,000. This loan was undertaken to refinance existing business debt of certain affiliates. Although the Company is listed as a co-borrower as required by the lender, it is not responsible for any debt service payments related to this loan on an internal basis.

Creditor: Related Party

Amount Owed: $168,969.00

Interest Rate: 0.0%

Loan payable to related party, zero interest, repayable upon a liquidity event.

Creditor: Related Party

Amount Owed: $30,000.00

Interest Rate: 0.0%

Loan payable to related party, zero interest, repayable upon a liquidity event.

Creditor: Related Party

Amount Owed: $52,006.00

Interest Rate: 0.0%

Loan payable to related party, zero interest, repayable upon a liquidity event.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Sameer Patel

Sameer Patel's current primary role is with UNCO Ultimate Holdings, LP d/b/a UNCO Hospitality ("UNCO"). Sameer Patel currently services 12 to 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-CEO, Manager, Principal Accounting Officer

Dates of Service: April, 2019 - Present

Responsibilities: The Co-CEOs of UNCO lead the company's strategy, operations, and growth while ensuring alignment with its mission. They drive innovation, manage teams, and represent the brand to stakeholders. Sameer does not receive compensation and indirectly owns 37.5% of the raising entity through Unco Ultimate Holdings, LP. Elias and Sameer, the co-CEOs of the Issuer, are also the owners of UNCO, the parent company of HG SPLY CO. and five other restaurant brands, which is their principal occupation and through which they receive their salaries. They plan to dedicate 20-25% of their time to the Rockwall project during its early stages, increasing as the project progresses, with Elias devoting up to 90% of his time during the construction and opening phases. On an ongoing basis, they allocate 50-60% of their time to the HG SPLY CO. brand, including the Rockwall location. Sameer and Elias are paid a salary by Unco Ultimate Holdings, LP. They will not be paid a salary from EightyTwenty Real Estate Holdings, LLC. UNCO GP, LLC (UNCO GP) is the General Partner of Unco Ultimate Holdings, LP (UUH). UUH is our parent company. UNCO GP is owned 50/50 by Sameer and Elias.

Other business experience in the past three years:

Employer: UNCO Ultimate Holdings, LP d/b/a UNCO Hospitality ("UNCO")

Title: Co-CEO

Dates of Service: April, 2019 - Present

Responsibilities: The Co-CEOs of UNCO lead the company's strategy, operations, and growth while ensuring alignment with its mission. They drive innovation, manage teams, and represent the brand to stakeholders.

Name: Elias Pope

Elias Pope's current primary role is with UNCO Ultimate Holdings, LP d/b/a UNCO Hospitality ("UNCO"). Elias Pope currently services 12 to 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-CEO, Manager

Dates of Service: April, 2015 - Present

Responsibilities: The Co-CEOs of UNCO lead the company's strategy, operations, and growth while ensuring alignment with its mission. They drive innovation, manage teams, and represent the brand to stakeholders. Elias does not receive compensation from EightyTwenty Real Estate Holdings, LLC and indirectly owns 37.5% of the raising entity through Unco Ultimate Holdings, LP. Please refer to the time commitment information disclosed in Sameer's information which applies to Elias. UNCO GP, LLC (UNCO GP) is the General Partner of Unco Ultimate Holdings, LP (UUH). UUH is our parent company. UNCO GP is owned 50/50 by Sameer and Elias.

Other business experience in the past three years:

Employer: UNCO Ultimate Holdings, LP d/b/a UNCO Hospitality ("UNCO")

Title: Co-CEO

Dates of Service: January, 2013 - Present

Responsibilities: The Co-CEOs of UNCO lead the company's strategy, operations, and growth while ensuring alignment with its mission. They drive innovation, manage teams, and represent the brand to stakeholders.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Units

Member Name: Unco RE Holdings, LLC (100% owned by UNCO Hospitality, LLC, which is 100% owned by UNCO Ultimate Holdings, LP. The General Partner of UNCO Ultimate is UNCO GP, LLC, which is 50-50 owned and managed by Sameer Patel and Elias Pope)

Amount and nature of Beneficial ownership: 6,000,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: UNCO Management, LLC

Names of 20% owners: UNCO Hospitality, LLC

Relationship to Company: Affiliate of Issuer

Nature / amount of interest in the transaction: Fee equal to 5% of revenue per year

Material Terms: Administrative Services Agreement with UNCO Management, LLC pursuant to which UNCO Management, LLC will provide managerial services to Company. In consideration for such services, Company will pay a fee equal to 5% of its total revenue, payable every four weeks for the preceding four weeks in arrears. The IP License Agreement, the Administrative Services Agreement, and the Bookkeeping Agreement won't become effective until the restaurant opens for business. Fees under these agreements will be paid through revenue of the restaurant.

Name of Entity: ALTA BPO, LLC

Names of 20% owners: UNCO Hospitality, LLC

Relationship to Company: Affiliate of Issuer

Nature / amount of interest in the transaction: Arms-length arrangement depending on amount of revenue generated each year.

Material Terms: Bookkeeping Agreement with ALTA BPO, LLC pursuant to which ALTA BPO, LLC will provide bookkeeping services to the Company for a fee at arms-length terms.

Name of Entity: UNCO HG IP, LLC

Names of 20% owners: UNCO IP, LLC

Relationship to Company: Affiliate of Issuer

Nature / amount of interest in the transaction: Fee equal to 1% of revenue per year.

Material Terms: Intellectual Property License Agreement with UNCO HG IP, LLC pursuant to which the Company will license the intellectual property of the HG Sply Co brand for a fee at arms-length terms.

Name of Entity: Planting Hand, LLC

Names of 20% owners: Karla Gallegos, UNCO Specialty Holdings, LLC

Relationship to Company: Karla is the Director of Horticulture for UNCO; UNCO Specialty Holdings, LLC is an Affiliate of the Issuer

Nature / amount of interest in the transaction: Case-by-case basis.

Material Terms: Planting Hand, LLC will provide decor and pop-up services for a fee at arms-length terms.

Name of Entity: UNCO Management, LLC

Names of 20% owners: UNCO Hospitality, LLC

Relationship to Company: Affiliate of Issuer

Nature / amount of interest in the transaction: $250,000 fee

Material Terms: Development Services Agreement with UNCO Management, LLC, pursuant to which UNCO Management, LLC will provide design and construction oversight services to Company. In consideration for such services, Company will pay a fee equal to $250,000. The fee in the Development Services Agreement won't be payable until we receive our Certificate of Occupancy—this fee will be paid from the proceeds of our construction loan.

OUR SECURITIES

The company has authorized Common Units, and Series A Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 4,000,000 of Series A Units.

Common Units

The amount of security authorized is 6,000,000 with a total of 6,000,000 outstanding.

Voting Rights

One vote per Common Unit.

Material Rights

Please refer to Exhibit F of the Form C to the Company's Operating Agreement for details.

Series A Units



The amount of security authorized is 4,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series A Units.

Material Rights

Series A Unit holders have the following summary rights under the Operating Agreement of EightyTwenty Real Estate Holdings, LLC:

1. Distribution Rights and Preferences. Prior to the return of their initial capital contributions, Series A Unit holders receive distributions based on the Pre-Payout Sharing Ratio, which prioritizes their return of capital. After all Series A Members' Unrecovered Capital has been reduced to zero (the "Payout"), distributions are made based on the Post-Payout Sharing Ratio, granting a percentage of future distributions to Series A Members.

2. Liquidation Rights and Preferences. In the event of dissolution, liquidation proceeds are distributed first to satisfy the company's debts and liabilities. Remaining assets are then distributed to Members according to the Pre-Payout Sharing Ratio or the Post-Payout Sharing Ratio, whichever is applicable at that time.

3. Dividend Rights. The Manager has discretion over distributions including tax distributions. Distributions are subject to the Company's available cash and operational needs.

4. Preemptive Rights. Series A Members do not have preemptive rights to purchase additional units if the Company issues more equity in the future.

5. Right of First Refusal. If a Series A Member wishes to transfer their units, the Company has the right of first refusal to purchase the units before they can be transferred to a third party. Any transfer is also subject to restrictions under 17 C.F.R. § 227.501(a).

6. Transfers of Interests. No Member shall (i) make or suffer any Transfer any of its Units, or (ii) voluntarily withdraw from the Company as a Member, without the consent of the Manager. In the event a Member requests consent to Transfer any of their Interests, whether to a third party or by operation of law (including but not limited to transfers to heirs, successors, or assigns upon death or incapacity), the Company shall have a right of first refusal to purchase such Interests. Further, any Transfer will be subject to the restrictions under 17 C.F.R. § 227.501(a). The transferring Member, or their representative, must provide written notice to the Manager of the requested Transfer, including all relevant terms or identifying information of the transferee, as applicable. The Company shall have thirty (30) days from receipt of such notice to (i) approve of such Transfer, (ii) deny such Transfer, or (iii) elect to purchase the Interests on the same terms or at fair market value, as determined in good faith by the Manager if no terms are specified; provided that if the Company does not respond within such 30-day period, the Company will be deemed to have denied such Transfer.

7. Drag-Along Rights. If holders of a majority of Common Units approve a sale of the Company, Series A Members are required to sell their units under the same terms as the majority sellers. Series A Members must take necessary actions to complete the sale and waive rights to appraisal.

8. Tag-Along Rights. The Operating Agreement does not explicitly grant Series A Members tag-along rights. If Common Members sell their interests, Series A Members are not automatically entitled to participate in the sale.

This summary provides an overview of Series A Members' rights but does not replace a full review of the Operating Agreement. Prospective investors should review the full agreement attached to the offering as Exhibit F.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. If the Company cannot raise sufficient funds it will not succeed The Company is offering Series A Units in the amount of up to $3,999,996 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. We may never have an operational product or service It is possible that there may never be an operational location or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The Series A Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism.

If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Single Location The Company will only have an ownership interest in the operations of the HG Sply Co restaurant located in Rockwall, Texas. The Company will not have any ownership or other beneficial or financial interest in any other HG Sply Co. location or in the brand in general, including any intellectual property. Risks Related to Alcohol Sale and Service Compliance The Company is subject to stringent federal, state, and local regulations governing the sale and service of alcoholic beverages. These regulations cover various aspects of operations, including the minimum age of employees and guests, hours of operation, advertising, purchasing, storage, and compliance with "dram shop" laws, which may impose liability if the Company serves alcohol to an intoxicated person who causes harm to others. Failure to obtain or maintain required licenses or permits, or to comply with applicable laws, could result in investigations, fines, delays in opening new locations, or even suspension of operations. Additionally, any negative publicity arising from allegations of noncompliance could harm the Company's reputation and operations, regardless of the validity of the claims. A judgment under "dram shop" laws could exceed the Company's liability insurance coverage and materially impact its financial performance. The inability to secure insurance coverage at a reasonable cost could further adversely affect operations. While the Company endeavors to ensure strict compliance with all regulations, there is no guarantee that future incidents or allegations will not occur, potentially resulting in reputational harm, financial penalties, or other adverse consequences. Operating Agreement Your rights, benefits, and obligations as an investor will be governed by the Amended and Restated Limited Liability Company Agreement of EightyTwenty Real Estate Holdings, LLC. You should review this document to ensure you understand the terms of your investment. Food Safety Risks The Company considers food safety a top priority and dedicates substantial resources toward ensuring that customers enjoy high-quality, safe products. However, food tampering, employee hygiene and cleanliness failures or improper employee conduct at the Company's business could lead to product liability or other claims. Instances of food-borne illnesses, whether real or perceived, and whether at the Company's store or those of competitors, could harm customers and otherwise result in negative publicity about the Company or the products the Company serves, which could adversely affect revenue. If customers become ill from food-borne illnesses, the Company could be forced to temporarily close. In addition, the Company may have different or additional competitors for intended customers as a result of such changes and may not be able to compete successfully against those competitors. Food safety concerns may also adversely affect the price and availability of those affected ingredients and cause customers to shift their preferences. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in menu or customer experience or a temporary closure of the store, could materially and adversely impact the business's financial condition and results of operations. A number of pandemic scares related to a variety of raw food ingredients, including meats, fruits and vegetables, have recently caused concern among consumers and health care officials. One or more such outbreaks of such food related illnesses, whether pandemic or isolated, may adversely affect the consumer demand for certain foods and consequently negatively impact the operations and profitability of the Company, regardless of the quality and safety of products offered by the Company. Development Risk The Company's dependence on development exposes the Company to timing, budgeting, and other risks. New project development has a number of risks, including risks associated with: • construction delays or cost overruns that may increase project costs; • receipt of zoning, occupancy and other required governmental permits and authorizations from local governmental agencies, which are issued at the discretion of the issuing authority with no guaranty that all licenses and permits applied for by the Company will be issued; • development costs incurred for projects that are not pursued to completion; • so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project; • defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation; • ability to raise capital; and • governmental restrictions on the nature or size of a project or timing of completion. Real Estate Risks The Company owns the property in Rockwall, Texas, where the business will operate. While ownership may mitigate certain risks associated with leasing, it introduces other significant risks. The Company currently has a loan secured by the property and intends to obtain additional construction financing under terms that have not yet been finalized. If the Company is unable to secure favorable terms for the construction loan, it may experience delays or cost overruns in completing the buildout of the property, which could materially and adversely affect the Company's ability to commence or sustain operations. Additionally, the Company depends on cash flow from operations to service its existing property loan and any additional debt incurred. If the Company does not generate sufficient cash flow or access sufficient funds from other sources, it may default on its loan obligations, which could lead to foreclosure on the property. Any foreclosure would likely have a material adverse effect on the Company's financial condition and its ability to operate the restaurant. The Company also faces risks related to owning real estate, including potential fluctuations in property value due to changes in the local real estate market, economic conditions, or demographic shifts. Furthermore, unexpected maintenance, repairs, or environmental compliance issues could result in significant unplanned expenses. Should the Company experience adverse changes in the economic environment or unforeseen challenges in developing or operating the property, it may not achieve profitability or sustain operations at the Rockwall location. Potential Conflicts of Interest The key persons individually or as an entity may wish to own, operate or consult with other operations in Texas similar to the Company, including operations utilizing the brand associated with the Company. Such other businesses will be owned by entities other than the Company, which may not have an identity of ownership interest with the Company. While it is the intention of the key persons to place such businesses operations strategically so as to maximize the revenue and profitability of each business, there can be no guarantee that such activities will not have a deleterious effect on the revenues of the Company's operations and on the Company due to unintended competitive factors resulting from the comparative accessibility and desirability of the respective businesses. The relevant key persons will have no duty to account to the Company for profits derived from such other such activities. Cash on Hand As of December 31, 2024, EightyTwenty Real Estate Holdings, LLC, the issuer conducting this offering, holds $75 in cash. EightyTwenty Real Estate Holdings, LLC is a real estate holding company established to own the property for one location of the HG SPLY CO. restaurant brand. The funds raised in this offering will be used to support the development and opening of a new HG SPLY CO. location in Rockwall, TX. While HG SPLY CO. is part of UNCO, which owns and operates six restaurant brands, there is no guarantee that UNCO or any affiliated entities will provide financial or operational support to EightyTwenty Real Estate Holdings, LLC. Investors should carefully evaluate the limited cash position of the issuer and its ability to achieve the stated objectives of this offering. The Co-Chief Executive Officers currently divide their time between the Issuer and other business interests. Elias and Sameer, the co-CEOs of the Issuer, are also the owners and managers of UNCO, the parent company of HG SPLY CO. and five other restaurant brands. Although they intend to devote increasing amounts of time to the Issuer as the Rockwall project progresses, they currently estimate spending 20-25% of their time on the Issuer during the initial capital raise, debt financing, and design phases. During construction and the opening months, Elias is expected to spend up to 90% of his time on the Issuer. While the co-CEOs spend approximately 50-60% of their time on the HG SPLY CO. brand, investors should be aware of the risks associated with investing in a company whose executives are not dedicating 100% of their time to the Issuer's operations.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 18, 2025.

EightyTwenty Real Estate Holdings, LLC

By   /s/ *Sameer Patel*

        Name: EightyTwenty Real Estate Holdings, LLC

Title: Co-CEO

Exhibit A

FINANCIAL STATEMENTS

EightyTwenty Real Estate Holdings, LLC

To our investors,

We're pleased to share the enclosed financial statements for EightyTwenty Real Estate Holdings, LLC, prepared for submission with our Form C-AR filing. They provide an updated and accurate reflection of the company's financial position.

I, Sameer Patel, certify that the financial statements of EightyTwenty Real Estate Holdings, LLC included in this Form are true and complete in all material respects.

Sameer Patel
_____

Sameer Patel
Co-CEO, EightyTwenty Real Estate Holdings, LLC

Profit & Loss - YTD

YTD Period Ending 12/26/2023

	Eighty Twenty Real Estate Holdings LLC	
DIRECT OPERATING EXPENSES		
Total DIRECT OPERATING EXPENSES	**17**	100.00%
GENERAL & ADMINISTRATIVE		
Total GENERAL & ADMINISTRATIVE	**179**	100.00%
TOTAL CONTRALLABLE INCOME	**-197**	100.00%
OCCUPANCY		
Total OCCUPANCY	**11,047**	100.00%
RLP	**-11,244**	100.00%
OTHER INCOME/EXPENSE		
Total OTHER INCOME/EXPENSE	**50,076**	100.00%
EBITDA	**-61,320**	100.00%
Net Profit	**-61,320**	100.00%

Balance Sheet
As of 12/26/2023

Eighty Twenty Real Estate Holdings LLC

	YTD
ASSETS	
CURRENT ASSET - CASH	
Total CURRENT ASSET - CASH	1,862
OTHER ASSET - PREPAID EXPENSES	
Total OTHER ASSET - PREPAID EXPENSES	0
CURRENT ASSET	
Total CURRENT ASSET	-91,852
FIXED ASSETS	
Total FIXED ASSETS	927,909
OTHER ASSET	
18850 - PRE-DEVELOPMENT COSTS	411,255
Total OTHER ASSET	411,255
Total ASSETS	1,249,175
LIABILITIES & EQUITY	
Liabilities	
ACCOUNTS PAYABLE	
Total ACCOUNTS PAYABLE	11,597
ACCRUED LIABILITIES	
Total ACCRUED LIABILITIES	0
LONG TERM LIABILITY	
Total LONG TERM LIABILITY	816,801
Total Liabilities	828,398
Equity	
EQUITY	
Total EQUITY	420,777
Total Equity	420,777
Total LIABILITIES & EQUITY	1,249,175

Cash Flow Statement
12/28/2022 - 12/26/2023
Legal Ent(s): Eighty Twenty Real Estate Holdings LLC

	2023
Operating	
Net Income/Loss	-61,320
Non-cash Current Assets & Liabilities	-674,834
Total Cash Flow From Operating Activities	**-736,154**
Investing	
Long Term Assets	252,343
Total Cash Flow From Investing Activities	**252,343**
Financing	
Long Term Liabilities	152,985
Equity	327,036
Total Cash Flow From Financing Activities	**480,021**
Cash Net Change	**-3,790**
Cash Beginning Balance	**5,652**
Calculated Cash Ending Balance	**1,862**
Actual Cash Ending Balance	*1,862*

Profit & Loss - YTD

YTD Period Ending 12/24/2024

	Eighty Twenty Real Estate Holdings LLC	
DIRECT OPERATING EXPENSES		
Total DIRECT OPERATING EXPENSES	**171**	100.00%
MARKETING EXPENSES		
Total MARKETING EXPENSES	**1,550**	100.00%
GENERAL & ADMINISTRATIVE		
Total GENERAL & ADMINISTRATIVE	**20,155**	100.00%
TOTAL CONTRALLABLE INCOME	**-21,876**	100.00%
OCCUPANCY		
Total OCCUPANCY	**12,949**	100.00%
RLP	**-34,825**	100.00%
EBITDA	**-34,825**	100.00%
INTEREST DEPREC & AMOR		
Total INTEREST DEPREC & AMOR	**81,708**	100.00%
Net Profit	**-116,533**	100.00%

Balance Sheet
As of 12/24/2024

Eighty Twenty Real Estate Holdings LLC

	YTD
ASSETS	
CURRENT ASSET - CASH	
Total CURRENT ASSET - CASH	76
OTHER ASSET - PREPAID EXPENSES	
Total OTHER ASSET - PREPAID EXPENSES	0
CURRENT ASSET	
Total CURRENT ASSET	-38,598
FIXED ASSETS	
Total FIXED ASSETS	927,909
OTHER ASSET	
18850 - PRE-DEVELOPMENT COSTS	457,635
Total OTHER ASSET	457,635
Total ASSETS	1,347,023
LIABILITIES & EQUITY	
Liabilities	
ACCOUNTS PAYABLE	
Total ACCOUNTS PAYABLE	13,058
ACCRUED LIABILITIES	
Total ACCRUED LIABILITIES	1,080
LONG TERM LIABILITY	
Total LONG TERM LIABILITY	1,160,567
Total Liabilities	1,174,706
Equity	
EQUITY	
Total EQUITY	172,317
Total Equity	172,317
Total LIABILITIES & EQUITY	1,347,023

Cash Flow Statement

12/27/2023 - 12/24/2024

Legal Ent(s): Eighty Twenty Real Estate Holdings LLC

	2024
Operating	
Net Income/Loss	-116,533
Non-cash Current Assets & Liabilities	-50,713
Total Cash Flow From Operating Activities	**-167,246**
Investing	
Long Term Assets	-46,380
Total Cash Flow From Investing Activities	**-46,380**
Financing	
Long Term Liabilities	343,766
Equity	-131,927
Total Cash Flow From Financing Activities	**211,840**
Cash Net Change	**-1,786**
Cash Beginning Balance	**1,862**
Calculated Cash Ending Balance	**76**
Actual Cash Ending Balance	*76*

CERTIFICATE *of* SIGNATURE

REF. NUMBER
AWEXD-FPX4E-BQSAH-QFHCP

DOCUMENT COMPLETED BY ALL PARTIES ON
18 APR 2025 21:13:37 UTC

SIGNER	TIMESTAMP	SIGNATURE
SAMEER PATEL	SENT **18 APR 2025 21:12:38 UTC**	
EMAIL **SAMEER@UNCO.COM**	VIEWED **18 APR 2025 21:13:30 UTC**	*Sameer Patel*
SHARED VIA **LINK**	SIGNED **18 APR 2025 21:13:37 UTC**	

IP ADDRESS
162.204.105.204

LOCATION
DALLAS, UNITED STATES



CERTIFICATION

I, Sameer Patel, Principal Executive Officer of EightyTwenty Real Estate Holdings, LLC, hereby certify that the financial statements of EightyTwenty Real Estate Holdings, LLC included in this Report are true and complete in all material respects.

Sameer Patel

Co-CEO